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                                                               PAGE 1 OF 7 PAGES


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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6 )*


                             TALLEY INDUSTRIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   874687 10 6
                                 (CUSIP Number)


       Patrick J. Gilmartin, One William Street, New York, New York, 10004
                                 (212) 425-3220
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 June 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D



-----------------------                                     --------------------
CUSIP NO.   874687 10 6                                     PAGE  2 OF  7  PAGES
-----------------------                                     --------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John J. McMullen    ###-##-####
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                    (b)  X
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
   SHARES
BENEFICIALLY             1,705,849
  OWNED BY        --------------------------------------------------------------
    EACH          8      SHARED VOTING POWER
  REPORTING
   PERSON         --------------------------------------------------------------
    WITH          9      SOLE DISPOSITIVE POWER

                         1,705,849
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,705,849
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                      / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.9
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
   14
           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


-----------------------                                     --------------------
CUSIP NO.   874687 10 6                                     PAGE  3  OF  7 PAGES
-----------------------                                     --------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Wells Fargo Bank, N.A., as Voting Trustee             See Item 2
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                       (b)  X
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
   SHARES
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8      SHARED VOTING POWER
    EACH
  REPORTING              See Item 2
   PERSON         --------------------------------------------------------------
    WITH          9      SOLE DISPOSITIVE POWER

                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           See Item 2
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         / /
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           See Item 2
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           BK
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
                                (Amendment No. 5)
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                                                               Page 4 of 7 Pages

         This Amendment No.6 amends the joint statement of John J. McMullen ("JJM") and Wells Fargo Bank, N.A., Trustee (the "Voting Trustee"), on
Schedule 13D dated March 17, 1988, as amended by Amendment No. 1 dated
May 9, 1990, as amended and restated in its entirety by Amendment No. 2 dated February 14, 1996, as amended by Amendment No. 3 dated June 3, 1996, as amended by Amendment No. 4 dated July 10, 1996, and as amended by Amendment No. 5 dated November 14, 1996. Except as amended by this Amendment No. 6, the joint statement of JJM and Voting Trustee is unchanged.

Item 2 (Identity and Background) is amended by adding the following:

                  The event giving rise to the filing of this Amendment No. 6 is the termination of said Voting Trust Agreement. The 702,919 shares of Common Stock of the issuer held by the Voting Trustee under said Voting Trust Agreement will shortly be transferred to JJM of record, and the Voting Trustee will thereupon have no further right or interest with respect to said shares or with respect to any other shares of Common Stock of the issuer pursuant to said Voting Trust Agreement. Accordingly, the Voting Trustee will thereupon be no longer a member of any group with JJM with respect to shares of Common Stock of the issuer, and the letter agreement dated March 17, 1988, if and as amended to date, between JJM and the Voting Trustee under said Voting Trust Agreement shall thereupon have no further force or effect (except with respect to the original joint statement as Schedule 13D and Amendments 1 through 6 thereto). Because of the termination of the Voting Trust Agreement, an additional 1,002,930 shares of Common Stock of the issuer owned beneficially by JJM which are held in a margin account with a brokerage firm for the benefit of JJM will no longer be subject to an obligation of JJM to have said shares voted in accordance with the Voting Trust Agreement.
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                                                               Page 5 of 7 Pages

Item 4 (Purpose of Transaction) is amended by adding the following:

                  Of the aggregate 1,705,849 shares of Common Stock of the issuer owed beneficially by JJM, 1,002, 930 shares are currently held in a margin account with a brokerage firm for the benefit of JJM and, from time to time, will or may serve as margin collateral therein; and 702,919 shares are currently held of record by JJM. Depending upon market conditions and other factors deemed relevant by JJM, shares of Common Stock of the issuer may be sold from time to time in the open market or otherwise.

Item 5 (Interest in Securities of the Issuer) is amended by adding the following:

                  Reference is made to cover pages 2-3 for information amending
         Item 5(a) and (b). The Voting Trustee has no further interest under the above-mentioned Voting Trust Agreement in any shares of Common Stock of the issuer. Accordingly, on and after the filing of this Amendment No. 6, the Voting Trustee shall no longer be deemed to be a number of any "group" with JJM.
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                                                               Page 6 of 7 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: As of June 20, 1997




             /s/
             _____________________________
             John J. McMullen
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                                                               Page 7 of 7 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: As of June 20, 1997

                  WELLS FARGO BANKS, N.A., AS TRUSTEE



                  By: /s/
                      __________________________
                      Josephine LaTorre
                      Assistant Treasurer